April 3, 2020

Kenneth Tapp
Chief Executive Officer
Social Life Network, Inc.
3465 S Gaylord Ct., Suite A509
Englewood Colorado 80113

       Re: Social Life Network, Inc.
           Revised Preliminary Information Statement
           Filed March 24, 2020
           File No. 000-55961

Dear Mr. Tapp:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:    Frederick M. Lehrer